Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 21, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson and Jeffrey Gabor

Re:	Monte Rosa Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 9, 2021
File No. 333-256773

Dear Ms. Robinson and Mr. Gabor:

This letter is confidentially submitted on behalf of Monte Rosa Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Registration Statement on Form S-1, filed on June 9, 2021, originally filed on June 4, 2021 (the “Registration Statement”), as set forth in the Staff’s letter, dated June 15, 2021, addressed to Markus Warmuth (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment 1 to Form S-1 Filed on June 9, 2021

Dilution, page 85

1.

Please revise your calculations for your net tangible and pro forma net tangible book value (deficit) per share as of March 31, 2021 to utilize 6,079,905 outstanding underlying the calculation disclosed on pages F-30 and F-32 as of March 31, 2021 rather than 7,699,359 shares outstanding, which are a result of the unvested shares of restricted stock being classified as issued but not outstanding.

United States Securities and Exchange Commission

June 21, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 85 of Amendment No. 2 in response to the Staff’s comment.

* * * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:	Markus Warmuth, M.D., Monte Rosa Therapeutics, Inc.

Ajim Tamboli, Monte Rosa Therapeutics, Inc.

Marishka DeToy, Goodwin Procter LLP